SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fennec Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

31447P100
(CUSIP Number)

Marino Zigrossi

Managing Director

Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,225,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,225,694

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (based on 18,275,703 shares of Common Stock outstanding assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017).

(14)	TYPE OF REPORTING PERSON CO

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CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,225,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,225,694

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (based on 18,275,703 shares of Common Stock outstanding assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017).

(14)	TYPE OF REPORTING PERSON IN

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CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,225,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,225,694

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (based on 18,275,703 shares of Common Stock outstanding assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017).

(14)	TYPE OF REPORTING PERSON IN

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CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,225,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,225,694

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (based on 18,275,703 shares of Common Stock outstanding assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017).

(14)	TYPE OF REPORTING PERSON IN

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CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,225,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,225,694

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (based on 18,275,703 shares of Common Stock outstanding assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017).

(14)	TYPE OF REPORTING PERSON IN

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CUSIP No. 31447P100
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,225,694
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,225,694

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (based on 18,275,703 shares of Common Stock outstanding assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017).

(14)	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (“Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Fennec Pharmaceuticals Inc. (formerly known as Adherex Technologies Inc.), a British Columbia, Canada registered corporation (the “Issuer”), whose principal offices are located at PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of by (i) Essetifin S.p.A., an Italian corporation formerly known as Sigma Tau Finanziaria S.p.A. (“Essetifin”), (ii) Paolo Cavazza, an Italian citizen, (iii) Enrico Cavazza, an Italian citizen, (iv) Francesca Cavazza, an Italian citizen, (v) Silvia Cavazza, an Italian citizen, and (vi) Martina Cavazza Preta, an Italian citizen (together with Essetifin, Paolo Cavazza, Enrico Cavazza, Francesca Cavazza and Silvia Cavazza, the “Reporting Parties”). Paolo Cavazza directly and indirectly owns 40% of Essetifin. Each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta directly and indirectly owns 15% of Essetifin.

The business address of Essetifin is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Essetifin is an investment holding company with recognized experience in the rare diseases sector.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta, controlling Essetifin are set forth on Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last 5 years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On April 8, 2016, Essetifin and the Issuer entered into a Subscription Agreement, pursuant to which Essetifin purchased an aggregate of 2,631,579 shares of Common Stock in a non-brokered private placement. The Issuer delivered such shares in two tranches: 1,092,828 shares of Common Stock were delivered on April 8, 2016, and the remaining 1,538,751 shares of Common Stock were delivered on May 16, 2016. The aggregate purchase price of $5,000,000.10 was paid from Essetifin’s working capital.

On June 8, 2017, Essetifin and the Issuer entered into a Subscription Agreement, pursuant to which Essetifin purchased 300,000 shares of Common Stock in a non-brokered private placement. The aggregate purchase price of $1,200,000.00 was paid from Essetifin’s working capital.

On September 11, 2017, the Issuer filed a Form 8-A, pursuant to which it registered its Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended.

On December 8, 2017, Essetifin agreed to purchase 294,115 shares of Common Stock for an aggregate purchase price of $2,499,997.50 pursuant to an underwritten public offering by the Issuer. The offering closed, and the shares of Common Stock were delivered, on December 12, 2017. The aggregate purchase price of $2,499,997.50 was paid from Essetifin’s working capital.

Item 4.	Purpose of the Transaction.

The purpose of the transactions described in Item 3 above was to, among other things, (i) acquire equity investments interests in the Issuer; (ii) support the Issuer in its efforts to develop, obtain regulatory approvals for and potentially launch PEDMARK™, a unique formulation of Sodium Thiosulfate; and (iii) provide funds to the Issuer for working capital and general corporate purposes.

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Depending upon other factors, including overall market conditions, other investment opportunities available to the Reporting Persons and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.

As of August 10, 2016, Dr. Marco Brughera was appointed to the Board of Directors of the Issuer. Dr. Brughera is the Chief Executive Officer and Global Head of Rare Diseases at Leadiant Biosciences S.p.A., which is a wholly-owned subsidiary of Essetifin. There are no arrangements or understandings between Essetifin and the Issuer with respect to the appointment of Dr. Brughera as a director of the Issuer.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

(a)       As of December 12, the Reporting Persons are the beneficial owners of 3,225,694 shares of Common Stock, representing 17.7% of the Issuer’s outstanding Common Stock, based on 18,275,703 shares of Common Stock outstanding assuming closing of the public offering, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, on December 11, 2017.

(b)       The number of shares of Common Stock as to which each of the Reporting Persons has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of the Reporting Persons shares the power to vote or direct the vote is 3,225,694. The number of shares of Common Stock as to which each of the Reporting Persons has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of the Reporting Persons shares the power to dispose or direct the disposition is 3,225,694.

(c)       See Items 3 and 4 above.

(d)       N/A.

(e)       N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in Items 3 and 4, to the best knowledge of the Reporting Parties, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.	Subscription Agreement, dated April 8, 2016, by and between Essetifin S.p.A. and Fennec Pharmaceuticals Inc.[1]

B.	Form of Subscription Agreement, dated June 8, 2017, by and between Fennec Pharmaceuticals Inc. and each investor in the private placement offering.[2]

C.	Joint Filing Agreement.

1 Incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2016.

2 Incorporated by reference to Exhibit 10.15 of the Issuer’s Form S-1 (File No. 333-219884) filed with the Securities and Exchange Commission on August 10, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: December 19, 2017
ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: December 19, 2017
PAOLA CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: December 19, 2017
ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: December 19, 2017
FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: December 19, 2017
SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: December 19, 2017
MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

** Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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SCHEDULE A

Essetifin S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than E. Cavazza, S. Cavazza, F. Cavazza, M. Cavazza Preta, Martinetti and Tugnoli) of Essetifin S.p.A. are set forth below:

1.	(a) Mario Artali, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) President of Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Marino Zigrossi, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Mr. Mario Artali and Mr. Marino Zigrossi) of Essetifin S.p.A. are set forth below:

1.	(a) Enrico Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Silvia Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

3.	(a) Francesca Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

4.	(a) Martina Cavazza Preta, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

5.	(a) Maurizio Martinetti, (b) Piazza dei Caprettari 70, Rome, Italy, 00186, (c) lawyer and (d) Italian.

6.	(a) Guido Tugnoli, (b) via Senato 12, Milano, 20121, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Essetifin S.p.A. (other than E. Cavazza, S. Cavazza, F. Cavazza and M. Cavazza Preta) are set forth below:

1.	(a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland, (c) entrepreneur, Essetifin S.p.A. and Aptafin SpA, and (d) Italian. Paolo Cavazza, directly and indirectly, owns approximately 40% of Essetifin S.p.A.

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EXHIBIT INDEX

A.	Subscription Agreement, dated April 8, 2016, by and between Essetifin S.p.A. and Fennec Pharmaceuticals Inc.[3]

B.	Form of Subscription Agreement, dated June 8, 2017, by and between Fennec Pharmaceuticals Inc. and each investor in the private placement offering.[4]

C.	Joint Filing Agreement.

3 Incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2016.

4 Incorporated by reference to Exhibit 10.15 of the Issuer’s Form S-1 (File No. 333-219884) filed with the Securities and Exchange Commission on August 10, 2017.

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EXHIBIT C

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Fennec Pharmaceuticals Inc., dated as of December 19, 2017, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ESSETIFIN S.P.A.

Dated: December 19, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Managing Director**

PAOLO CAVAZZA

Dated: December 19, 2017	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact**

ENRICO CAVAZZA

Dated: December 19, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

FRANCESCA CAVAZZA

Dated: December 19, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

SILVIA CAVAZZA

Dated: December 19, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

MARTINA CAVAZZA PRETA

Dated: December 19, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

** Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

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